

July 18, 2012

<u>Via E-mail</u>
Peter H. Nachtwey
Chief Financial Officer
Legg Mason, Inc.
100 International Drive
Baltimore, Maryland 21202

> **Re:** **Legg Mason, Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2012**
> **Filed May 25, 2012**
> **Form 8-K Filed May 1, 2012**
> **File No. 1-8529**

Dear Mr. Nachtwey:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended March 31, 2012</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23</u>
<u>Business Environment and Results of Operations, page 24</u>
<u>Assets Under Management, page 26</u>

1. Please disclose the portion of AUM that has the ability to generate performance fees for each period presented.

<u>Investment Performance, page 27</u>

2. We note that "investment performance is one of the most important factors for the maintenance and growth of [y]our assets under management" and "[p]oor investment performance…could impair [y]our revenues and growth…" Please refer to page 9. Please

also refer to your disclosures regarding the three primary areas of focus on page 24. While we understand that you manage hundreds of funds, it would appear as though providing your investment strategies' composite returns, net of management fees, for the one, three and five year periods as of the end of your most recently completed fiscal year and/or quarter end, and from each investment strategy's inception, compared to their applicable benchmarks would allow investors to better understand the performance of the funds you manage and also understand the market performance presented in your AUM rollforward. Please advise. Please also disclose the inception date used for each composite. In this regard, we note your response to comment 4 in your letter dated February 20, 2009.

Business Model Streamlining Initiative, page 28

3. We note that you expect total annual cost savings of approximately $140 million beginning in fiscal year 2013 from your recently completed streamlining initiative. In future filings, please clarify the portion that is cash cost savings versus the portion that is non-cash cost savings.

Results of Operations, page 29

4. In future filings, please provide the rollforward of AUM at the total and asset class levels for all three fiscal years, as the purpose of the disclosure is to aid an investor's understanding of your operating revenues, which is presented for three fiscal years.

5. In future filings, please explain what average AUM revenue yields are, how they are calculated, and what factors will materially impact these amounts, positively and negatively. Please provide any other information that will allow an investor to better understand this amount and the impact to total operating revenues. In this regard, we note that you attribute the increase in the yield to a more favorable average asset mix. We also note your statement on page 26 that you generally earn higher fees and profits on equity AUM and outflows in this asset class will more negatively impact your revenues and net income than outflows of another asset class. In this regard, we note that your equity AUM in total and on average declined in comparison to fixed income AUM and liquidity AUM. As such, it would appear additional detail should be provided to better explain to investors the material factors impacting your operating revenues.

6. As total compensation and benefits represents your most significant cost, please quantify the components of this expense for each period presented. Please provide a discussion and analysis of any material deviations at the component level between fiscal years.

Liquidity and Capital Resources, page 40

7. We note from your disclosure on page 71 that 64.7% of your cash and cash equivalents are invested in money market funds. Considering the materiality to your balance sheet and cash flows, please provide investors with additional details regarding the money market funds to disclose the types of underlying investments (e.g., are any of the money market funds

invested in European debt). Please also provide disclosure as to whether any material losses have been recognized from these investments, including the impact to your cash flows, if any.

Critical Accounting Policies and Estimates, page 46
Goodwill, page 52

8. We note your statement that your market capitalization along with a reasonable control premium exceeded the carrying value of your reporting unit as of December 31, 2011. Total stockholders' equity exceeded your market capitalization based on the closing trading price of your common stock on December 31, 2011 by 39.9%. We further note that total stockholders' equity has exceeded your quarterly market capitalization by varying degrees (a low of 4.3% as of December 31, 2010, to a high of 51% as of March 31, 2009) beginning with your quarter ended June 30, 2008. While we note that you did recognize a $1.16 billion impairment charge related to the goodwill of your former wealth management division as of your December 31, 2009 impairment test, your market capitalization has been less than your total stockholders' equity for four years and the gap increased to 39.9% as of your December 31, 2011 testing date. As such, please tell us the control premium you have estimated for your last four annual goodwill impairment testing dates along with the objective evidence you used to estimate your control premium at each of these dates. Your explanation should include a detailed discussion about how you determined the objective evidence is appropriate for your company. Further, considering the significant disparity in your estimated fair value of your reporting units using unobservable inputs and your market capitalization, which is based on an observable input, as of December 31, 2011, please provide us with your detailed discounted cash flow calculations that support your statements that your estimated cash flows would need to deviate 51% for goodwill to be considered impaired.

Consolidated Statements of Income, page 58

9. In future filings, please separately present net income (loss) attributable to redeemable noncontrolling interests and net income (loss) attributable to non-redeemable noncontrolling interests. Please also separately present comprehensive income (loss) attributable to redeemable noncontrolling interest and comprehensive income (loss) attributable to non-redeemable noncontrolling interest

Consolidated Statements of Changes in Stockholders' Equity, page 60

10. In future filings, please clearly indicate which columns are included in equity attributable to Legg Mason, Inc. Please refer to ASC 810-10-50-1A(c) and ASC 810-10-55-4L.

11. In future filings, please revise this financial statement to separately present the changes in noncontrolling interest in consolidated investment vehicles for each period presented. Please refer to ASC 810-10-50-1A(c) and ASC 810-10-55-4L for guidance. Please also address this guidance in either a separate statement for the interim period or within the footnotes to your interim financial statements. Please note that the amounts reported under the noncontrolling

interests in consolidated investment vehicles column for net income are to agree to the amounts reported on your consolidated statements of income and consolidated statements of comprehensive income. Reclassification adjustments should be made from the noncontrolling interest column to the appropriated retained earnings of consolidated investment vehicle column. Please provide us with your revised consolidated statements of changes in stockholders' equity that you would have provided in your fiscal year 2012 Form 10-K in response to this comment.

1. Summary of Significant Accounting Policies, page 63
Investment Advisory Fees, page 68

12. In future filings, please expand your disclosure to clarify what the performance measurement period is (e.g., at the end of the quarter, at the end of each annual period, once the fund is liquidated, et cetera). Also, please tell us if you receive performance-based fees prior to the contingency resolution. To the extent that you do, please provide disclosures regarding how you account for these payments and the amounts recognized for each period presented.

9. Commitments and Contingencies, page 81

13. In future filings, please expand upon your disclosure regarding your contracts that contain a variety of representations, warranties, and general indemnifications to provide the disclosures required by ASC 460-10-50-4. Please provide us with the expanded disclosures you would have provided in your fiscal year 2012 Form 10-K in response to this comment.

14. We note your disclosure regarding the resolution of "other matters", in which you note that you are unable to estimate the amount or range of "potential losses" for "certain of these matters" due to the preliminary nature. First, please describe the nature of these "other matters" per ASC 450-20-50-1 and 50-4. Second, we assume that you are using the term "potential losses" in place of the term reasonably possible losses. As "potential losses" is not defined in ASC 450-20-25-1, please revise your disclosure in future filings to use the term reasonably possible loss as defined in ASC 450-20-25-1 when providing the disclosures required by ASC 450-20-50-4. Finally, please provide the disclosures required by ASC 450-20-50-3 – 50-5 for the "other matters" that are not preliminary in nature. Please provide us with the disclosures that you would have provided in your fiscal year 2012 Form 10-K in response to this comment.

18. Variable Interest Entities and Consolidation of Investment Vehicles, page 91

15. We note that you have determined that a CLO, the public-private investment program, and other sponsored investment funds do not meet the requirements for consolidation. Considering the material impact consolidating these investment vehicles and funds would have to your consolidated financial statements, please provide an explanation, either here or within the critical accounting policies section of MD&A, of the specific factors present that resulted in your conclusion that you were not the primary beneficiary, for those that met the definition of a VIE. For those funds and investment vehicles that did not meet the definition

of a VIE and were evaluated under the VRE model (i.e., ASC 810-20-15-1 – 15-3, 810-20-25-1 – 25-20, 810-20-45-1, and 810-20-55-1 – 55-16), please also provide an explanation of the specific factors present that resulted in your conclusion that the funds/investment vehicles did not meet the requirements for consolidation. Please provide us with the disclosures you would have provided in the fiscal year 2012 Form 10-K in response to this comment.

Form 8-K Filed May 1, 2012

16. We note your presentation of full statements of income excluding the CIVs. In future filings, please remove the presentations of the full statement of income on a non-GAAP basis. Please refer to Question 102.10 of the SEC Compliance and Disclosure Interpretations: Non-GAAP Financial Measures, Instruction 2 to Item 2.02 of Form 8-K, and Item 10(e)(1)(i)(a) of Regulation S-K for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief